UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)

____________
ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Vincent Erardi Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7	13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	5,058,741 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	5,058,741 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,058,741 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 3

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	5,058,741 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	5,058,741 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,058,741 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 18 amends the Schedule 13D filed March 2, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), General Electric Capital Corporation (“GE Capital”) and General Electric Company (“GE”) (each of GECEI, GE Capital, and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

The principal business office of GECEI is located at 201 Merritt 7, Norwalk, Connecticut 06851.  The principal business office of GE Capital is located at 901 Main Avenue, Norwalk, Connecticut 06851.  The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06828.  GECEI is a subsidiary of GE Capital, and GE Capital is a subsidiary of GE.

As of June 25, 2014, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital and GE, are set forth on Schedules A, B, and C respectively, attached hereto.

During the last five years, to the best of the Reporting Persons’ knowledge, none of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 18 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

On February 22, 2012, General Electric Capital Services, Inc. ceased to be a Reporting Person pursuant to the Schedule 13D after it merged with and into GE Capital. Upon the merger, GE Capital became the surviving corporation and a direct subsidiary of GE.

As previously disclosed, on January 28, 2011, GE closed a transaction with Comcast Corporation (“Comcast”) pursuant to which, among other things, GE transferred control of the business of NBC Universal, Inc. (now named NBCUniversal Media, LLC (“NBCUniversal”)), to Comcast.  NBCUniversal became a wholly owned subsidiary of NBCUniversal, LLC (“NBCUniversal Holdings”).  Following the transaction, Comcast controlled and owned 51% of NBCUniversal Holdings, and GE owned the remaining 49%.  On March 19, 2013, GE sold its remaining 49% common equity interest in NBCUniversal Holdings to Comcast pursuant to an agreement reached in February 2013.

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Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On June 24, 2014, GECEI exercised in full the 2009 Warrants (warrants to purchase 6,000,000 shares of Common Stock at an exercise price of $0.75 per share).  In accordance with the 2009 Warrants, GECEI paid the exercise price on a cashless basis, resulting in the Company withholding of 941,259 of the warrant shares to pay the exercise price and issuing to GECEI the remaining 5,058,741 shares of Common Stock.  The Company also paid $2.40 to GECEI in lieu of a fractional share.

GECEI intends to dispose of some or all of its interest in the securities of the Company owned by it, at such time or times it determines, in the open market, in privately negotiated transactions, through a public offering upon exercise of the registration rights, or otherwise, depending on the course of action it pursues, market conditions and other factors, subject to the terms of the Shareholder Agreement.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, the possible activities of the Reporting Persons are subject to change at any time.

Item 5.                      Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 18 are incorporated herein by reference.  As of June 26, 2014, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 5,058,741 shares of Common Stock, representing approximately 9.2% of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of June 2, 2014, as reported in the Company’s Form 10-Q for the quarterly period ended May 3, 2014, and filed on June 6, 2014 (49,844,253 shares), plus the shares issued to the relevant Reporting Person upon exercise of the warrants described above).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 18 and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

As disclosed in Amendment No. 14 to the Schedule 13D, GECEI is party to a Shareholder Agreement with the Company and NBC Universal, Inc. (which, as described above,

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is now known as NBCUniversal Media, LLC).  For a description and copy of the Shareholder Agreement, see Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on March 2, 2009, and Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 26, 2009 (SEC File No. 000-20243).  As a consequence of this Shareholder Agreement, GECEI and NBCUniversal may from time to time consult with each other regarding the securities of the Company.

To the knowledge of the Reporting Persons, as of June 26, 2014, an aggregate of 12,200,590 shares of Common Stock are subject to the Shareholder Agreement, of which (i) 5,058,741 shares of Common Stock are beneficially owned by the Reporting Persons and (ii) 7,141,849 shares of Common Stock are beneficially owned by NBCUniversal, NBCUniversal Holdings, and Comcast.  Nothing in this Schedule 13D shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by NBCUniversal, NBCUniversal Holdings, or Comcast, and such beneficial ownership is expressly disclaimed.  Information regarding beneficial ownership by NBCUniversal, NBCUniversal Holdings, and Comcast is based on the proxy statement filed by the Company on May 9, 2014.

(c)           Except as disclosed in Item 4 of this Amendment No. 18, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 45	Power of Attorney (General Electric Capital Corporation).

Exhibit 46	Power of Attorney (General Electric Company).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2014

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	President and CEO

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	Attorney-in-fact

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EXHIBIT INDEX

Exhibit 45	Power of Attorney (General Electric Capital Corporation).

Exhibit 46	Power of Attorney (General Electric Company).

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SCHEDULE A

GE CAPITAL EQUITY INVESTMENTS, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.

Citizenship:
U.S.A.

GE CAPITAL EQUITY INVESTMENTS, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.
Vincent Erardi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.

Citizenship:
U.S.A.

SCHEDULE B

GENERAL ELECTRIC CAPITAL CORPORATION
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer – General Electric Company
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President, General Electric Capital Corporation
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer, General Electric Capital Corporation
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Executive Officer, General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Risk Officer, General Electric Capital Corporation

Citizenship: All U.S.A.

GENERAL ELECTRIC CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive Officer – General Electric Capital Corporation
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President, General Electric Capital Corporation
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer, General Electric Capital Corporation
Daniel C. Janki	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Risk Chief Officer- General Electric Capital Corporation
Olga Hartwell	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes- General Electric Capital Corporation
Walter F. Ielusic	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company
Alex Dimitrief	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President and General Counsel - General Electric Capital Corporation
Christoph Pereira	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Deputy General Counsel and Secretary - General Electric Company
Citizenship: All U.S.A.

SCHEDULE C

GENERAL ELECTRIC COMPANY
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

W. Geoffrey Beattie	Generation Capital 1 Toronto Street Suite 202 Toronto, Canada M5C2V6	Chief Executive Officer, Generation Capital
John .J. Brennan	The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc.
Dr. James I. Cash, Jr.	The Cash Catalyst LLC c/o Sharon Randall Highland Capital Partners One Broadway, 16th Floor Cambridge, MA 02142	Emeritus James E. Robison Professor of Business Administration, Harvard Graduate School of Business
Francisco D’Souza	Cognizant Technology Solutions Corporation Glenpointe Centre West 50 Frank W. Burr Blvd. Teaneck, NJ 07666	Chief Executive Officer, Cognizant Technology Solutions Corporation
Marijn E. Dekkers	Bayer AG Kaiser-Wilhelm-Allee 1 Building WII 51368 Leverkusen, Germany	Chairman of the Management Board, Bayer AG
Ann M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Group (global marketing communications network)
Dr. Susan J. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Room 76-461 Cambridge, MA 02139	President Emerita and Professor of Neuroscience, Massachusetts Institute of Technology
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Andrea Jung	Grameen America 1460 Broadway New York, NY 10036	President and CEO, Grameen America (nonprofit microfinance organization)
Robert W. Lane	John Hancock Center 875 N. Michigan Avenue Suite 3940 Chicago, IL 60611	Former Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural, construction and forestry equipment)
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 636 11th Avenue New York, NY 10036-2010	Chairman Emeritus of the Board and former Chief Executive Officer, Ogilivy & Mather Worldwide (global marketing communications company)
James J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, Texas 77079	Retired Chairman of the Board and Chief Executive Officer, ConocoPhillips (international integrated energy company)
James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222-2707	Former Chairman of the Board and Chief Executive Officer, The PNC Financial Services Group, Inc.
Mary L. Schapiro	Promontory Financial Group LLC The Office of Mary Schapiro 801 17th Street, NW 11th Floor Washington, DC 20006	Vice Chair, Advisory Board of Promontory Financial Group
Robert J. Swieringa	Cornell University 337 Sage Hall Ithaca, NY 14853-6201	Professor of Accounting and former Anne and Elmer Lindseth Dean, Johnson Graduate School of Management

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

James S. Tisch	Loews Corporation 667 Madison Avenue New York, NY 10065-8087	President and Chief Executive Officer, Loews Corporation (diversified holding company)
Douglas A. Warner III	c/o J. P. Morgan Chase & Co. 277 Park Avenue 35th Floor New York, NY 10172	Former Chairman of the Board, J.P. MorganChase & Co. (investment banking)

Citizenship:
W. Geoffrey Beattie	Canada
Marijn E. Dekkers	Dutch & U.S.A.
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer
Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Chief Financial Officer
Elizabeth J. Comstock	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Chief Marketing Officer
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
Jan R. Hauser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer
Daniel C. Heintzelman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman, Enterprise Risk and Operations
Susan P. Peters	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Human Resources
John G. Rice	General Electric Company Room 3303-3308, 33rd Floor One Exchange Square Hong Kong	Vice Chairman of General Electric Company; President & CEO, Global Growth & Operations
Keith S. Sherin	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; Chairman & CEO, GE Capital

Citizenship:  All U.S.A.

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